POLYMET MINING CORP.
NOTICE OF
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 9, 2014

Dear Shareholder:

     You are receiving this notification as PolyMet Mining Corp. (“PolyMet”) has decided to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders’ meeting. However, instead of a paper copy of the Management Proxy Circular, shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

     NOTICE IS HEREBY GIVEN that the 2014 Annual General and Special Meeting (the “Meeting”), of shareholders of PolyMet will be held on Wednesday, July 9, 2014 at 10:00 a.m. (Vancouver Time), at The Port of Vancouver Room, Renaissance Vancouver Hotel, 1133 West Hastings Street, Vancouver, British Columbia, for the following purposes:

  to receive our 2014 Annual Report, including our audited consolidated financial statements for the fiscal year ended January 31, 2014 and the report of our auditor on those financial statements;

  to fix the number of our directors at eight;

  to elect eight directors to hold office until the close of our next annual meeting of shareholders;

  to appoint PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and to authorize our board of directors to fix the remuneration to be paid to our auditor;

  to consider and, if deemed appropriate, approve the amendment to the Company articles to include advance notice provisions when shareholders are nominating candidates for election to the Board of Directors, as more particularly set out in the Management Proxy Circular; and

  to transact such further and other business as may properly come before the Meeting or any adjournment or postponement thereof.

     Further information regarding the matters to be considered at the Meeting is set out in the accompanying Management Proxy Circular.

     Our board of directors has fixed the close of business on May 14, 2014 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only our registered shareholders as of the close of business on May 14, 2014 will be entitled to vote, in person or by proxy, at the Meeting.

     Whether or not you plan to attend the Meeting, we urge you to, as promptly as possible, complete and return the form of proxy, or vote by proxy over the Internet, mail or telephone, as instructed in the Management Proxy Circular. To be effective, your form of proxy must be received by Broadridge, 51 Mercedes Way, Edgewood, NY, 11717, no later than Monday July 7, 2014 at 11:59 p.m. (Eastern Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Broadridge after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

     If you are a beneficial shareholder and hold your common shares through an intermediary, such as a brokerage firm, bank, clearing agency, securities dealer or other similar organization, you should follow the voting procedures provided by: (a) Broadridge, if you have given permission to your intermediary to disclose your share ownership information to us; or (b) your intermediary, if you have objected to your intermediary’s disclosure of such information.

     Beneficial shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Management Proxy Circular was filed on SEDAR. Such requests may be made through the Internet by going to www.proxyvote.com and entering the 12-digit control number located on the voting instruction form or notification letter provided to beneficial shareholders and following the instructions provided. Alternatively, such requests may be made by telephone at any time prior to the meeting by dialing 1-800-690-6903 and entering the 12-digit control number provided on the voting information form or notification letter provided to beneficial shareholders and following the instructions provided.

     To receive meeting materials in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least fourteen business days in advance of the Annual General and Special Meeting and time set out in the proxy or voting instruction form.

VOTING

     Beneficial shareholders are asked to return their voting instruction form using the following methods at least two business days in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	www.proxyvote.com
TELEPHONE:	1-800-690-6903
FACSIMILE:	1-866-623-5305 (For Canadian Shareholders only)
MAIL:	Broadridge Financial c/o Vote Processing, 51 Mercedes Way, Edgewood NY 11707

By Order of the Board of Directors

signed “Jonathan Cherry”

Jonathan Cherry
President & Chief Executive Officer

Toronto, Ontario
May 14, 2014

POLYMET MINING CORP.
MANAGEMENT PROXY CIRCULAR FOR THE
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 9, 2014

     Unless the context otherwise requires, in this Management Proxy Circular all references to “PolyMet”, the “Company”, “we”, “our” and “us” refer to PolyMet Mining Corp. and its subsidiaries. Unless otherwise stated, information in this Management Proxy Circular is given as at May 14, 2014.

INFORMATION ABOUT THIS MANAGEMENT PROXY CIRCULAR AND
THE 2014 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Why did I receive this Management Proxy Circular?

     We have sent this Notice of Annual General and Special Meeting and Management Proxy Circular or Notice of the Meeting, together with the form of proxy (the “Form of Proxy”), because our board of directors is soliciting your proxy to vote at our 2014 Annual General and Special Meeting (the “Meeting”) of shareholders. This Management Proxy Circular contains information about the matters to be voted on at the Meeting and important information about us. As many of our shareholders are expected to be unable to attend the Meeting in person, proxies are solicited by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting. References in this Management Proxy Circular to the Meeting include any adjournments or postponements of the Meeting.

     We intend to mail a Notice of the Meeting on or about May 30, 2014 to all of our shareholders entitled to vote at the Meeting.

Delivery of Management Information Circular

     The Canadian Securities Administrators have adopted amendments to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations, which allow the use of a “notice and access” system for the delivery of proxy related materials, annual financial statements and related management’s discussion and analysis (the “Annual Materials”).

     Under this system, reporting issuers are permitted to deliver the Annual Materials by posting them on SEDAR as well as a website other than SEDAR and sending a notice package to each shareholder receiving the Annual Materials under this system. The notice package must include (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Annual Materials; and (iv) a plain-language explanation of how the notice and access system works and how the Annual Materials can be accessed online. Where prior consent has been obtained, a reporting issuer can send this notice package to shareholders electronically. This notice package must be mailed to shareholders for whom consent to electronic delivery has not been received.

     PolyMet has elected to send its Annual Materials to Beneficial Shareholders using the notice and access system. As such, PolyMet will send the above mentioned notice package to beneficial shareholders which will include instructions on how to access PolyMet’s Annual Materials online and how to request a paper copy. Distribution of our Annual Materials under this system not only reduces printing and mailing costs, but it also reduces our impact on the environment.

What is the date, time and place of the Meeting?

     The Meeting will be held in The Port of Vancouver Room, Renaissance Vancouver Hotel, 1133 West Hastings Street, Vancouver, British Columbia, on Wednesday, July 9, 2014, at 10:00 a.m. (Vancouver Time).

Who can vote at the Meeting?

     Only registered shareholders as at the close of business on May 14, 2014 will be entitled to vote at the Meeting. As at May 14, 2014, there are 275,650,392 common shares without par value of PolyMet (“Common Shares”) issued and outstanding. Each person voting at the Meeting has one vote in a vote by show of hands. If a ballot is taken, each person voting at the Meeting will have one vote for each Common Share held.

Registered Shareholder: Common Shares Registered in Your Name

     If on May 14, 2014, your Common Shares were registered directly in your name with our registrar and transfer agent, Computershare Investor Services Inc., then you are a registered shareholder. As a registered shareholder, you may vote in person at the Meeting or vote by proxy. Whether or not you plan to attend the Meeting, we urge you to, as promptly as possible, complete and return the Form of Proxy, or vote by proxy over the Internet, as instructed below to ensure your vote is counted.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

     If on May 14, 2014, your Common Shares were held in an account with an intermediary, such as a brokerage firm, bank, dealer or other similar organization, then you are a beneficial shareholder and your Common Shares are held in “street name”. The intermediary holding your account, or a clearing agency (such as CDS Clearing and Depositary Services Inc. in Canada or Depositary Trust Company in the United States) of which the intermediary is a participant, is considered the registered shareholder for purposes of voting at the Meeting. As a beneficial shareholder, you have the right to direct the intermediary or clearing agency on how to vote the Common Shares registered in their name. You are also invited to attend the Meeting; however, since you are not the registered shareholder, you will not be able to vote your Common Shares registered in the name of the intermediary or clearing agency unless you have been appointed as a proxyholder by the intermediary or clearing agency.

What am I voting on at the Meeting?

     At the Meeting, our shareholders will be asked to vote on the following resolutions:

  to fix the number of our directors at eight;

  to elect eight directors to hold office until the close of our next annual meeting of shareholders;

  to appoint PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and to authorize our board of directors to fix the remuneration to be paid to our auditor, and to consider and, if deemed appropriate, approve the amendment of the Company articles to include advance notice provisions, when shareholders are nominating candidates for election to the board of directors.

How does the Board recommend that I vote?

     Our board of directors believe that the fixing of the number of our directors at eight, the election of our management’s eight nominees to our board of directors, the appointment of PricewaterhouseCoopers LLP as our auditor and amending the articles to include advance notice provisions are each in the best interests of PolyMet and our shareholders and, accordingly, recommends that each shareholder vote his or her shares “FOR” each of the named management nominees for election to our board of directors and “FOR” each of the other matters.

What vote is required in order to approve each proposal?

     Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to our board of directors who receive the largest number of favourable votes will be elected our directors, up to the maximum number of directors established by our shareholders. Shareholders are not entitled to cumulative votes for the election of directors. Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

     A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the appointment of PricewaterhouseCoopers LLP as our auditor and independent registered public accounting firm.

     A special majority of two-thirds (66 2/3%) of the votes cast by proxy or in person at the Meeting is required to approve the amendment to the Company’s articles to include advance notice provisions, when shareholders are nominating candidates for election to the board of directors.

     Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the beneficial shareholder with respect to the voting of certain of our Common Shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those Common Shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Common Shares represented by such broker “non-votes” will, however, be counted in determining whether there is a quorum for the Meeting.

How do I vote?

Registered Shareholder: Common Shares Registered in Your Name

     If you are a registered shareholder you may vote by proxy or in person at the Meeting. Whether or not you plan to attend the Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the Meeting and vote in person if you have already voted by proxy.

  To vote in person at the Meeting, please come to the Meeting and we will give you an attendance card when you arrive.

  To vote by proxy over the telephone, please call 1-800-690-6903 up until 11:59 p.m. Eastern Time on Monday July 7, 2014.

  To vote using a Form of Proxy, please complete, sign, date and return your Form of Proxy in accordance with the instructions on the Form of Proxy.

  To vote by proxy over the Internet, go to www.proxyvote.com and follow the online voting instructions and refer to your holder account number and proxy access number provided on the Form of Proxy.

     Whether you are voting by paper or Internet proxy, your proxy must be received by Broadridge, Attention: Vote Processing, 51 Mercedes Way, Edgewood, NY, 11717 no later than July 7, 2014 at 11:59 p.m. (Eastern Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Broadridge after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

     If the instructions you give in your proxy are clear, and if the proxy is properly completed and delivered as described above and has not been revoked, the Common Shares represented by your proxy will be voted or withheld from voting on any poll that may be called for and, if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted on any poll in accordance with your instructions.

     You have the right to appoint another person to attend and act on your behalf at the Meeting other than the persons named in the Form of Proxy. To exercise this right, please insert the name of your nominee in the blank space provided. A person appointed as a proxyholder need not be a shareholder.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

     We have two kinds of beneficial shareholders – those who have given permission to their intermediary to disclose their ownership information to us, otherwise referred to as “non-objecting beneficial owners”, and those who have objected to their intermediary’s disclosure of this information, otherwise referred to as “objecting beneficial owners”. As allowed under Canadian provincial securities laws, we have obtained a list of our non-objecting beneficial owners from intermediaries and have used that list to distribute proxy-related materials directly to non-objecting beneficial owners.

     If you are a non-objecting beneficial owner, then you will receive a voting instruction form from Broadridge. If you are an objecting beneficial owner, then you will receive a voting instruction form from your intermediary.

     The voting instruction form that you will receive is similar to the proxy that we provide to our registered shareholders. However, its purpose is limited to instructing your intermediary or clearing agency, as the registered shareholder, on how to vote on your behalf. No person will be admitted at the Meeting to vote by presenting a voting instruction form.

  To vote using the voting instruction form, simply complete and return the voting instruction form in accordance with its instructions.

  To vote in person at the Meeting, you must instruct Broadridge if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner, to appoint you as proxyholder.

     If you have any questions, contact Broadridge if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner.

How will proxies be exercised?

     The proxyholder will vote according to instructions in the proxy on any ballot, which may be called for and for which a choice has been specified. Unless otherwise indicated by you on the proxy, your Common Shares will be voted “FOR” the election of our management’s nominees for election to our board of directors and “FOR” each of the other motions proposed to be made at the Meeting as stated in the proxy.

     The proxy also confers upon the proxyholder discretionary authority to vote all Common Shares represented by the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and any other matter that properly comes before the Meeting. Our board of directors know of no such amendment, variation or other matter that is to be presented for action at the Meeting. However, if any other matters which are not now known to our board of directors should properly come before the Meeting, the proxies will be voted, or withheld, by the proxyholder in his or her discretion.

What is the quorum for the Meeting?

     A quorum of shareholders must be present at the commencement of the Meeting, either in person or by proxy. Under our bylaws, the quorum for the Meeting is two of our shareholders present in person or by proxy holding or representing at least 5% of our Common Shares. If a quorum is not present at the commencement of the Meeting or within a reasonable period of time thereafter, the shareholders present in person or by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business at the Meeting.

What does it mean if I receive more than one set of proxy materials?

     This means that you own Common Shares that are registered under different names. For example, you may own some Common Shares directly as a registered shareholder and other Common Shares as a beneficial shareholder through an intermediary, or you may own Common Shares through more than one such organization. In these situations, you will receive multiple sets of proxy materials. It is necessary for you to, as promptly as possible, complete and return all paper proxies, or vote by proxy over the Internet, and complete and return all voting instruction forms in order to vote all of the Common Shares you own. Each paper proxy you receive will come with its own return envelope. If you vote by mail, please make sure you return each paper proxy in the return envelope that accompanies that proxy.

Can I revoke my proxy?

     Yes, if you are a registered shareholder and have voted by paper or Internet proxy, you may revoke your proxy by delivering a duly executed proxy by paper or Internet with a later date or a form of revocation of proxy. Your proxy may be revoked by an instrument in writing signed by you or by your attorney duly authorized in writing and, if you are a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited at our registered office at Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Mitchell Gropper, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.

     Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting, or any adjournments or postponements of the Meeting thereof, before the taking of a vote in respect of which the proxy is to be used. You may also revoke your proxy in any other manner permitted by law.

     If you are a non-objecting beneficial owner, you should contact Broadridge in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to Broadridge. Similarly, if you are an objecting beneficial owner, you should contact the intermediary that holds your Common Shares in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to your intermediary.

Who pays the cost of the proxy solicitation?

     We will pay the cost of soliciting these proxies, including the printing, handling and mailing of the proxy materials. Copies of these materials will be given to brokerage firms, banks, dealers or other similar organizations that hold our Common Shares for our beneficial shareholders. We will reimburse these brokerage firms, banks, dealers or other similar organizations for their reasonable out of pocket expenses in forwarding proxy materials to our beneficial shareholders. In addition, proxies may be solicited by certain of our directors, executive officers and employees personally or by telephone, mail, facsimile or e-mail. No additional compensation will be paid to our directors, officers or other employees for soliciting proxies. We may, if determined advisable, retain at our cost an agency to solicit proxies for us in Canada and in the United States.

How can I make a shareholder proposal for PolyMet’s 2015 Annual Meeting?

     If you want to propose a matter for consideration at our 2015 Annual Meeting, then that proposal must be submitted to us at our registered office at Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Mitchell Gropper, 90 days before the anniversary date of the Notice of Meeting for the 2015 Annual Meeting. To be eligible to submit a proposal, a person:

must be, for at least the six month period immediately before the day on which the shareholder submits the proposal, the registered holder or the beneficial owner of the number of our Common Shares:

that is equal to at least 1% of the total number of our outstanding Common Shares, as of the day on which the shareholder submits the proposal; or

whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to us, is at least $2,000; or

must have the support of persons who, in the aggregate, and not-including the person that submits the proposal, have been, for at least the six month period immediately before the day on which the shareholder submits the proposal, the registered holders, or the beneficial owners of the number of our Common Shares:

that is equal to at least 1% of the total number of our outstanding Common Shares, as of the day on which the shareholder submits the proposal; or

whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to us, is at least $2,000.

For a proposal to be valid, it must, subject to the Business Corporations Act (British Columbia), contain:

the name and address of the person and of the person’s supporters, if applicable; and

the number of Common Shares held or owned by the person and the person’s supporters, if applicable, and the date the Common Shares were acquired.

What if I have any questions regarding the Meeting?

If you have any questions regarding the Meeting, please contact either Broadridge or PolyMet as follows:

Broadridge

by phone:	1-800-693-6903, or

by mail:	51 Mercedes Way, Edgewood, NY 11717

PolyMet

by phone:	1-416-915-4149;
by email:	info@polymetmining.com, or
by mail:	First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7

How can I find out the results of the voting at the Meeting?

     Preliminary voting results will be announced at the Meeting. Final voting results will be filed with the Canadian provincial securities regulatory authorities and be available on the Internet at www.sedar.com and will also be furnished to the United States Securities and Exchange Commission published in a report on Form 6-K and be available on the Internet at www.sec.gov.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     As of May 14, 2014, to the knowledge of the directors and executive officers, no one person beneficially owns, controls or directs, directly or indirectly, more than 10% of our issued and outstanding Common Shares, other than Glencore AG, which holds 28.6% of our outstanding Common Shares.

BUSINESS TO BE CONDUCTED AT THE MEETING

Fixing the Number of Directors

     Our articles provide that our board of directors is to consist of a minimum of three directors and a maximum number to be determined from time to time by ordinary resolution of our shareholders. Our board of directors currently consists of eight individuals. Our board of directors proposes to fix the number of our directors at eight.

     A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposal to fix the number of our directors at eight.

     The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” fixing the number of our directors at eight.

Our Board of Directors recommend a vote “FOR” fixing the number of our directors at eight.

Election of Directors

Director Nominees for Election

     All of our current directors, with the exception of Mr. Frank Sims, intend to stand for election to our board of directors. Our management has put forward the names of the directors as nominees, as outlined below.

     The term of each of our present directors expires at the conclusion of the Meeting. Each director elected at the Meeting will hold office until the conclusion of our next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with our articles or our governing legislation.

     We are not aware that any of our nominees will be unable or unwilling to serve as one of our directors; however, should we become aware of such an occurrence before the election of directors takes place at the Meeting and if the persons named in the accompanying Form of Proxy are appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom our board of directors in its discretion, may select.

     Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to our board of directors receiving the largest number of favourable votes will be elected as our directors, up to the maximum number of directors fixed by our shareholders. Shareholders are not entitled to cumulate votes for the election of directors and no class of shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors. Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

     The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” each named nominee.

Our Board of Directors recommends a vote “FOR” each named nominee.

Information about Nominees for Directors

     The following table provides certain information regarding our management’s nominees for election to our board of directors. The respective nominees have provided this information to us as of May 14, 2014.

			Number of Common Shares
Name of and Province and Country of			Beneficially Owned,
Residence of Proposed Nominee			Controlled or Directed,
Directors			Directly or Indirectly(1)

	Director Since	Position with PolyMet	Number

Jonathan Cherry(5, 6, 7) Minnesota, United States	July 16, 2012	Director, President & Chief Executive Officer	466,544

Matthew Daley Ontario, Canada	-	Proposed Director	Nil

Dr. David Dreisinger(3, 4, 5, 7) British Columbia, Canada	October 3, 2003	Director	1,314,450

W. Ian L. Forrest (2, 3, 4, 6, 8) Vaud, Switzerland	October 3, 2003	Director, Chairman	2,779,500

Alan R. Hodnik(2, 4, 5, 8) Minnesota, United States	March 9, 2011	Director	100,500

William Murray, P. Eng. (7, 8) British Columbia, Canada	March 17, 2003	Director	2,595,464

Stephen Rowland(4, 7) Connecticut, United States	October 30, 2008	Director	150,000

Michael M. Sill(3, 5, 6) Minnesota, United States	March 9, 2011	Director	280,201

Notes:

(1)

The information as to the number of Common Shares owned, controlled or directed, directly or indirectly, has been based upon information provided by each of the proposed nominees for director and reports filed on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

(2)	Member of our Compensation Committee.
(3)	Member of our Audit Committee.
(4)	Member of our Nominating and Corporate Governance Committee
(5)	Member of our Safety, Health and Environmental Committee.
(6)	Member of our Capital Finance Committee.
(7)	Member of our Technical Steering Committee.
(8)	Member of our Business Development and Risk Committee.

The following is a brief profile of each of the nominees for election to our board of directors:

Jonathan Cherry Mr. Cherry has served as our President and Chief Executive Officer and as a member of our board of directors since July 16, 2012. He also serves as the Chair on both our safety, health and environmental and capital finance committees and also serves on our technical steering committee. Prior to July 2012, Mr. Cherry’s career spanned more than 20 years with Rio Tinto where he worked in a number of positions, including general manager, where he was responsible for permitting and the initial development of the Eagle Mine in Michigan’s Upper Peninsula. His last position was Vice President with Rio Tinto, responsible for strategic direction in environmental permitting and compliance, legal matters and external relations related to mine development of the Resolution copper project in Arizona. Mr. Cherry is a licensed Professional Engineer. Mr. Cherry currently resides in Minnesota, United States.

Matthew Daley Mr. Daley is being nominated as a member of our Board of Directors for the first time. Mr. Daley is a professional mining engineer. He started his career with Mount Isa Mines in Australia, then held increasingly senior management positions with Xstrata plc in Australia, Asia and South America before joining Glencore Xstrata plc in Canada in 2013 where he is responsible for technical and project support for Glencore's copper assets in Australia, Asia and the Americas. Mr. Daley currently resides in Ontario, Canada.

Dr. David Dreisinger Dr. Dreisinger has served as a member of our board of directors since October 3, 2003. Dr. Dreisinger serves on our safety, health and environmental, audit, technical steering and on our nominating and corporate governance committees. Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Materials Engineering and is currently Professor and Chairholder of the Industrial Research and Chair in Hydrometallurgy. He has published over 200 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 16 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores, and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. Dr. Dreisinger serves as a director of Search Minerals, Inc. and as Vice President – Metallurgy for each of Search Minerals, Baja Mining Corp, Clifton Star Resources and Trimetals Mining Inc. Dr. Dreisinger currently resides in British Columbia, Canada.

W. Ian L. Forrest Mr. Forrest has served as a member of our board of directors since October 3, 2003, as our Co-Chair since January 2011 and our Chairman since July 2012. Mr. Forrest previously served as Chairman of our board until February 5, 2008. He also serves as the Chair on our business development and risk management committee and also serves on our audit, compensation, capital finance and nominating and corporate governance committees. Having played an important role in our revival in 2003, he was appointed Chairman in May 2004. Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland and continues to practice as a public accountant in Geneva, Switzerland. Mr. Forrest has more than 30 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining, which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also served as a director of Tanager Energy Inc. (formerly MGold Resources Inc.) until October, 2011 and Belmore Resources (Holdings) plc until July, 2011 when it was acquired by Lundin Mining Ltd. He currently serves on the boards of Georex SA and Poros SAS. Mr. Forrest was a director of Viatrade plc, which was put into receivership in August 2009. Mr. Forrest currently resides in Vaud, Switzerland.

Alan R. Hodnik Mr. Hodnik has served as a member of our board of directors since March 9, 2011. He also serves as the chair of our compensation committee and also serves on our safety, health and environmental, business development and risk management and our nominating and corporate governance committees. Mr. Hodnik was named President of ALLETE, Inc. in May 2009, CEO in May 2010, and Chairman of that company in May 2011. Since joining ALLETE in 1982, Mr. Hodnik has served as Vice President-Generation Operations, Senior Vice President of Minnesota Power Operations, and Chief Operating Officer. As Chief Operating Officer, he led BNI Coal Mining, Superior Water Light & Power (SWLP) and transmission, distribution, generation, customer service and engineering for all aspects of Minnesota Power. Mr. Hodnik also serves on the Edison Electric Institute (EEI) board of directors. Mr. Hodnik was elected and served as Mayor of the City of Aurora, Minnesota from 1987 to 1998. The cities of Aurora and Hoyt Lakes co-host our PolyMet Erie Mine site location. He is a member of the board of Essentia Health-East Region and the Area Partnership for Economic Expansion (APEX). Mr. Hodnik currently resides in Minnesota, United States.

William Murray Mr. Murray has served as a member of our board of directors since March 17, 2003 and served as our Executive Chairman from February 2008 to December 2010. He previously served as our President and Chief Executive Officer from March 2003 until February 2008. He also serves as the chair of our technical steering committee and also serves on our business development and risk management committee. Mr. Murray is an engineer in the mining industry with more than 35 years of experience in construction management, project evaluation in North America and Africa. From April 1993 to 2003, Mr. Murray provided consulting services to the mining industry as a principal of Optimum Project Services Ltd. Prior to that, Mr. Murray was employed by Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1986, Mr. Murray was a Director of Project Services at Denison Mines where he was part of the core team than built the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division. Mr. Murray is also a director of Aura Minerals, Inc., and Prospero Silver Corp. Mr. Murray currently resides in British Columbia, Canada.

Stephen Rowland Mr. Rowland has served as a member of our board of directors since October 30, 2008. He also serves on our nominating and corporate governance and technical steering committees. Mr. Rowland has been an executive with Glencore, a diversified natural resources company, since 1988. Mr. Rowland has held various positions with responsibility for international trading in metals and minerals in London, Switzerland, and the United States. Prior to joining Glencore, Mr. Rowland started his career in 1985 with Cargill, Inc. in Minneapolis. Mr. Rowland currently resides in Connecticut, United States.

Michael M. Sill Mr. Sill has served as a member of our board of directors since March 9, 2011. He also serves as the chair of our audit committee and also serves on our capital finance and safety, health and environmental committees. Mr. Sill has served as President and CEO of Road Machinery & Supplies Co. since 1994, having joined the company in 1988. Road Machinery is a distributor of construction, mining and forestry equipment. Educated at Dartmouth College and J.L. Kellogg Graduate School of Management, Mr. Sill started his career as a financial analyst and commercial lending officer with The Northern Trust Company. He has served on the boards of the Associated Equipment Distributors, Associated General Contractors of Minnesota, the Twin Cities Regional Board of US Bank and Dunwoody College of Technology. Mr. Sill currently resides in Minnesota, United States.

     To the knowledge of our management, except for Viatrade plc, an investment company of which Mr. Forrest was a director, which company went into administration in August 2009, no proposed directors are, at the date hereof, or have been, during the 10 years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold assets of the proposed director; or (ii) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the proposed director.

Appointment of Auditors

     The firm of PricewaterhouseCoopers LLP has served as our auditor since April 2006. Upon the recommendation of our audit committee, our management proposes that PricewaterhouseCoopers LLP be appointed as our auditor to hold office until the close of our next annual meeting of shareholders and that our board of directors be authorized to fix the remuneration to be paid to our auditor. We have been advised that a representative of PricewaterhouseCoopers LLP will attend the Meeting and will have the opportunity to make a statement and respond to questions relating to their duties as auditor.

     A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposed appointment of PricewaterhouseCoopers LLP.

     The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” the appointment of PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and that our board of directors be authorized to fix the remuneration to be paid to our auditor. If the resolution is not adopted, the Business Corporations Act (British Columbia) provides that our current auditor, PricewaterhouseCoopers LLP, will continue to act for us until such time as our shareholders approve an alternative auditor.

Our Board of Directors recommends a vote “FOR” appointing PricewaterhouseCoopers LLP.

Amendment to Articles

Background

     The Board of Directors has determined that it would be appropriate and in the best interests of the Company to implement a requirement for advance notice in connection with the nomination of persons for election as directors and amend the Company's current articles to include advance notice provisions (the “Advance Notice Provisions”). The Board believes the Advance Notice Provisions will: (i) facilitate an orderly and efficient annual general, or where the need arises, special meeting; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. The following is a summary of the proposed Advance Notice Provisions and is subject to the full text of the Advance Notice Provisions set forth in Schedule “A” to this Management Proxy Circular.

Purpose of the Advance Notice Provisions

     The purpose of the Advance Notice Provisions is to provide shareholders, directors and management of the Company with direction on the procedure for shareholder nomination of directors. The Advance Notice Provisions are the framework pursuant to which the Company fixes a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and set forth the information that a shareholder must include in the notice to the Company for the nomination notice to be in proper written form.

Summary of the Advance Notice Provisions

     Subject only to the Business Corporations Act (British Columbia) (“BCBCA”) and the Company’s articles, the Advance Notice Provisions to be incorporated into the Company's articles provide that only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made with respect to any annual meeting of shareholders or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(i)	by or at the direction of the Board, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCBCA, or a requisition of the shareholders made in accordance with the provisions of the BCBCA; or

(iii)	by any person (a “Nominating Shareholder”):

(a)

who, at the close of business on the date of the giving of the notice provided for below and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(b) who complies with the notice procedures set forth below.

     In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Company at the principal executive offices of the Company.

     To be timely, a Nominating Shareholder's notice to the Secretary of the Company must be made:

(i)

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

     In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above.

     To be in proper written form, a Nominating Shareholder's notice to the Secretary of the Company must set forth as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the proposed nominee, (B) the principal occupation or employment of the proposed nominee for the past five (5) years, (C) the citizenship of the proposed nominee, and (D) the security holdings of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders. In addition, the notice by the Nominating Shareholder must also disclose any other information relating to the proposed nominee as well as any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and Applicable Securities Laws (as defined in Schedule “A” to this Management Proxy Circular).

     The Company may require any proposed nominee to furnish such other information as may reasonably be requested by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

     No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Provisions; provided, however, that nothing in the Advance Notice Provisions shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of Shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the BCBCA.

     The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

     Notwithstanding any other provision of the Advance Notice Provisions, notice given to the Secretary of the Company pursuant to the Advance Notice Provisions may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

     The Advance Notice Provisions applies to the Company so long as the Company is a public company. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in the Advance Notice Provisions.

     A complete copy of the proposed new Article 28 incorporating the Advance Notice Provisions is attached as Schedule "A" to this Management Proxy Circular. A complete copy of the Company's articles, as amended, may be inspected at the registered office of the Company, at Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3 or at the Company’s business offices at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 during normal business hours and at the Meeting.

     In addition, a complete copy of the proposed Articles, as amended, will be mailed, free of charge, to any holder of Common Shares who requests a copy, in writing, from the Corporate Secretary of the Company. Any such requests should be mailed to the Company, at its head office, to the attention of the Corporate Secretary.

Shareholder Approval

     The amendment to the Company’s articles to include the Advance Notice Provisions requires the approval of two-thirds (66 2/3%) of the votes cast in person or by proxy at the Meeting by the shareholders by a special resolution.

     Accordingly, shareholders will be asked at the Meeting to vote on a special resolution, the (“Amendment to Articles Resolution”) in the form set out below to approve the alteration of the articles to include the Advance Notice Provision:

     “BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the articles of the Company be amended by adding the text substantially in the form attached as Schedule “A” to the Management Proxy Circular of PolyMet Mining Corp. dated May 14, 2014 as Section 28 of the articles of the Company; and

2.

any one or more of the directors and officers of the Company be authorized to take all such actions, do such things and execute and deliver, whether under the common seal of the Company or otherwise, all such agreements, instruments, statements, forms and other documents as they may be advised by counsel so to do in connection with this alteration of the articles.”

     The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” approving the amendment to the articles to include Advance Notice Provisions.

     Our Board of Directors has determined that the proposed amendments to the Articles to include advance notice provisions are in the best interests of PolyMet and unanimously recommends a vote “FOR” the resolution approving the amendments to the articles.

STATEMENT OF EXECUTIVE COMPENSATION

     All references in this Management Proxy Circular to “$” or to “C$” are to Canadian dollars. Any references to “US$” are to U.S. dollars.

     In this Management Proxy Circular, a “Named Executive Officer” (“NEO”) means: (i) the Chief Executive Officer; (ii) the Chief Financial Officer; (iii) the three other most highly compensated executive officers at the end of the financial year; and (iv) each individual who would be an NEO but for the fact that the individual was neither an executive officer, nor serving in a similar capacity as the end of the financial year. For the financial year ended January 31, 2014, PolyMet had four NEO’s, namely Messrs. Jonathan Cherry, Douglas Newby, Joseph Scipioni, and Bradley Moore.

Compensation Committee

     The Compensation Committee is responsible for making recommendations to the board of directors regarding the compensation to be paid to each of the executive officers of PolyMet. In addition, the Compensation Committee makes recommendations regarding compensation programs and policies and the granting of options and other stock-based awards under the Omnibus Plan.

Composition of the Compensation Committee

     During the year ended January 31, 2014, the following individuals served as members of our Compensation Committee: Alan R. Hodnik, Ian Forrest and Frank Sims, each of whom were directors of PolyMet during the time they served and all of whom are non-management and were deemed to be independent during the year. Each of the members of the Compensation Committee has extensive experience in corporate management in either the mining industry or in businesses located in Minnesota. Mr. Hodnik serves as Chairman, President and CEO of Allete Inc., a Minnesota-based utility, where he has overall responsibility for approximately 1,400 employees, many of whom are skilled engineers, environmental specialists or experienced in project development and finance, and many of whom work in north eastern Minnesota. Mr. Forrest has more than thirty years experience of senior corporate management and board oversight primarily in the global natural resources industries. Until 2008, Mr. Sims held senior positions with Cargill, Inc., a Minnesota-based commodities production and trading company, and previously served as Chair of the Minneapolis Federal Reserve Bank, and serves on the board of and on the Compensation Committee of Piper Jaffray Companies.

     PolyMet has utilized a compensation consultant, The Human Well, since August 2012 to assist the Compensation Committee and board of directors in determining salaries, director compensation, cash incentives and share based incentives and to assess the effectiveness of PolyMet’s incentive plans in contributing to corporate performance. The Compensation Committee used this data to ensure PolyMet has the ability to attract, retain and motivate directors and key executives. Compensation is intended to be competitive with similar positions in the comparator group. The comparator group includes publicly held companies of similar size and market cap in Canada and the United States and other companies operating in the mining industry in North America. Individual levels, which are reviewed annually, may vary from this objective depending on particular experience and other qualifications of the individual, performance level, length of service and other relevant factors. We use comparator group information as a general guide to assist in comparing and reviewing compensation levels and establishing compensation arrangements. We do not set compensation by using specific benchmarks relative to the comparator group or any particular company in the comparator group.

     PolyMet paid the following fees to The Human Well for these services for the years ended January 31, 2014 and 2013.

Year	Executive Compensation – Related Fees	All Other Fees
2014	US$22,090	N/A
2013	US$35,395	N/A

     The Human Well will continue to provide PolyMet with compensation consulting services for the current fiscal year. No members of the Compensation Committee are officers or employees or were former officers or employees of PolyMet or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to PolyMet or any interest in material transactions involving PolyMet. In addition, our executive officers have not served on the Compensation Committee (or in the absence of such committee the entire board of directors) of another issuer whose executive officer is a member of the Compensation Committee or board of directors. The Compensation Committee met four times during the year, including three in camera sessions. All meetings of the Compensation Committee are documented in the form of meeting minutes.

Objectives of Executive Compensation

     PolyMet is a mine development company. We are committed to strengthening our position in our industry. Due to the competitive nature of our industry, executive talent have significant career mobility and, as a result, the competition for experienced executives is great. The existence of this competition along with the need for talented and experienced executive officers to realize our business objectives underlies the design and implementation of all our compensation programs.

The Compensation Committee endeavours to ensure that PolyMet’s compensation policies:

  attract and retain highly qualified executives;

  motivate performance and recognize and reward contribution to the success of PolyMet as measured by the accomplishment of specific performance objectives;

  ensure that a significant proportion of compensation is at risk and directly linked to the success of PolyMet;

  align the interests of its management team with those of its shareholders; and

  provide for health care coverage, disability and life insurance benefits.

     PolyMet’s compensation program reflects the transition from PolyMet’s re-activation in 2003 when it did not have the financial resources to pay cash compensation levels required to obtain the services of qualified and experienced personnel required to advance the NorthMet Project into a more mature, better-financed enterprise.

Accordingly, a substantial part of the initial compensation was through a long-term compensation plan that involved the issuance of shares of PolyMet upon the achievement of specific milestones in PolyMet’s business plan for the development of the NorthMet property, combined with the stock option plan. As PolyMet has advanced, long-term incentive rewards in the form of stock options, restricted stock and restricted stock units are being provided under the Omnibus Plan, some of which have specific vesting conditions. Executives who have benefited from previous long-term incentive programs have smaller relative positions in these stock options. We are aware that our shareholders, employees and other stakeholders have experienced significant financial losses as a result of the global economic slowdown, and that PolyMet’s share price performance has been affected by uncertainty in the credit markets and delays in permitting. We are also cognizant that PolyMet’s position is not unusual in the industry.

Risks Associated with PolyMet’s Compensation Policies and Practices

     The Compensation Committee has considered the implications of the risks associated with the Company’s compensation practices and has determined that there are no significant areas of risk since the discretionary portion of compensation, that is, share options and bonuses are not formulaic, are based on qualitative measures and are at the full discretion of the Board.

Structure of Executive Compensation

     PolyMet’s compensation program for executive officers is designed to reward commitment and achievement with respect to overall financial and operating performance of PolyMet, the Compensation Committee and the board of directors’ overall assessment of each executive officer’s individual performance, and his or her contribution towards meeting corporate objectives, levels of responsibility and length of service. In regards to a significant proportion of compensation being at risk and linked to PolyMet’s success, we have structured our long-term incentives to ensure that compensation is closely aligned with shareholder interests.

     The Compensation Committee recommends executive bonus compensation to the Board of Directors dependent upon compensation levels that have been based on a prior independent evaluation. All executive bonus compensation is reviewed with the Chief Executive Officer. Bonuses to executive officers are discretionary and are determined by the Board and are based on the achievement of the Company or individual of certain stated goals.

     The Chairman and the Chief Executive Officer play a major role in determining, with the Compensation Committee, levels and types of compensation for all positions, other than the Chief Executive Officer and Chief Financial Officer. It is not anticipated that there will be any significant changes to our compensation practices in the next financial year.

Chief Executive Officer and Chief Financial Officer’s Compensation

     The Chief Executive Officer’s and the Chief Financial Officer’s compensation are determined by the board of directors based on recommendations of the Compensation Committee. The compensation of the Chief Executive Officer and the Chief Financial Officer are determined in accordance with the considerations described for the compensation of PolyMet’s executive officers and includes the same elements of compensation.

Elements of Executive Compensation

     PolyMet’s compensation package for its executive officers consists of base salary, cash bonuses, stock compensation awards, stock options and other stock-based awards granted pursuant to the Omnibus Plan and Share Bonus Plan (as defined below). PolyMet also provides customary employment benefits to certain executive officers.

Base Salary

     Base salary levels reflect the fixed component of pay that compensates the NEO’s for fulfilling their roles and responsibilities and assists in the attraction and retention of highly qualified executives. The base salary changes for NEO’s that were decided last year are set out below:

Named Executive Officer	Title	Base Salary Increase (Decrease)	Base Salary at February 1, 2014	Percent Increase (Decrease)
Jonathan Cherry	President and Chief Executive Officer	US$Nil	US$350,000	0%
Douglas Newby	Chief Financial Officer	US$Nil	US$250,000	0%
Joseph Scipioni	Chief Operating Officer	US$Nil	US$200,000	0%
Bradley Moore	Executive Vice President, Environmental and Governmental Affairs	US$Nil	US$185,000	0%

Cash Bonuses

     In addition to base salaries, bonuses will be considered by the Compensation Committee for individual meritorious achievement. These bonuses are based on the achievement of PolyMet and individual performance. During the fiscal year ended January 31, 2014, an aggregate of US$186,600 cash bonuses was paid to the NEO’s.

Share Bonus Plan

     In the past, bonuses in shares (the “Share Bonus Plan”) have been related to specific milestones and one element of these remain to be achieved, namely commercial production.

     The number of Common Shares to be issued under the Share Bonus Plan to each of the NEO’s who are Share Bonus Plan participants is as follows:

Named Executive Officer	Number of Common Shares to be Issued
Upon Achievement of Milestone 4
Jonathan Cherry	Nil
Douglas Newby	Nil
Joseph Scipioni	340,000
Bradley Moore	Nil

     The inferred cost of the bonus shares is charged to the NorthMet Project or administration costs, as appropriate, as and when the Common Shares are issued at the value ascribed to them based on the market price when shareholders first approved the awards. Stock options are charged at fair value, using the Black Scholes model, as and when they vest. For more information, see heading “Share Bonus Plan”.

Omnibus Plan

     PolyMet’s executive compensation plan, the Omnibus Plan, was approved by our shareholders at the 2007 Annual General and Special Meeting held on June 27, 2007, re-approved by our shareholders at the 2010 Annual General and Special Meeting held on July 7, 2010 and further amended and reapproved by our shareholders at the 2012 Annual General and Special Meeting held on July 10, 2012 and is administered by the Compensation Committee. For more information, see heading “Omnibus Plan”.

Benefits and Perquisites

     The primary purpose of providing benefits and limited perquisites to our NEO’s is to attract and retain the talent to manage PolyMet. We do not believe that benefits and perquisites should represent a significant portion of our compensation package to our NEO’s, and for the most recently completed fiscal year benefits and perquisites represented approximately 1% of total compensation.

     Benefits are provided at PolyMet’s expense and include: medical, extended health and dental benefits.

Common Share Performance Graph

     Our Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “POM”. Our Common Shares also trade on the NYSE MKT (“NYSE”) under the symbol “PLM”. Assuming an initial investment of $100, the following graph illustrates the comparison between the cumulative total shareholder return on our Common Shares (based upon the trading prices on the TSX) relative to the cumulative total return on the S&P/TSX Composite Index (formerly TSX 300 Composite Index) for the period of February 1, 2009 to January 31, 2014.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

(in C$)	2009	2010	2011	2012	2013	2014

PolyMet Mining Corp.	100.00	333.33	219.35	161.29	120.43	127.96
S&P/TSX Composite Index	100.00	131.73	165.29	155.96	163.77	182.45
S&P/TSX Composite Index – Metals & Mining	100.00	121.18	166.47	159.42	122.02	91.81

     Over the period 2009 to 2014, the trend shown by the performance graph above represents strong growth in shareholder returns, followed by a sharp decrease. The market price of the Common Shares has increased by approximately 6.3% during the course of the financial year ended January 31, 2014.

     Compensation of our executive officers is competitive with that in the industry and is not tied directly to the performance of PolyMet’s share price. No NEO or director is permitted to purchase financial instruments that are designed to offset a decrease in market value of equity securities that are granted as compensation or held directly or indirectly.

Summary Compensation Table

     The following table provides a summary of compensation earned during the financial year ended January 31, 2014 by our NEO’s:

Name			Share-	Option-
and			based	based	Non-equity incentive		Pension	All other	Total
principal		Salary	awards	awards	plan compensation		value	compensation	compensation
position	Year	(US$)	(US$)(3)	(US$)(4)	(US$)		(US$)(5)	(US$)	(US$)
						Long-
					Annual	term
					incentive	incentive
					plans	plans

Jonathan Cherry(1)	2014	350,000	447,600	164,400	Nil	Nil	15,300	109,600	1,086,900
President and CEO	2013	189,585	202,438	938,250	Nil	Nil	10,500	25,000	1,365,773
	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Douglas Newby	2014	250,000	174,500	64,100	Nil	Nil	7,500	42,800	538,900
CFO	2013	250,020	32,200	147,000	Nil	Nil	7,500	Nil	436,720
	2012	248,000	91,800	Nil	Nil	Nil	8,000	Nil	347,800

Joseph Scipioni(2)	2014	200,000	23,300	Nil	Nil	Nil	12,000	Nil	235,300
COO	2013	237,552	13,800	Nil	Nil	Nil	14,256	Nil	265,608
	2012	275,100	61,200	Nil	Nil	Nil	14,000	Nil	350,300

Bradley Moore	2014	185,000	127,400	46,800	Nil	Nil	11,100	31,200	401,500
Executive Vice President,	2013	183,754	27,600	Nil	Nil	Nil	11,025	Nil	222,379
Environmental and Governmental Affairs	2012	170,004	Nil	Nil	Nil	Nil	10,000	15,000	195,004

Notes:

(1)	Mr. Cherry was appointed President and Chief Executive Officer on July 16, 2012.

(2)	Mr. Scipioni resigned as President and Chief Executive Officer on July 16, 2012 and retained the position of Chief Operating Officer.

(3)	Balances represent shares valued using the Company’s share price the day prior to the grant.

Mr. Cherry was granted 261,000 unrestricted shares on January 17, 2014 valued at $255,800 and 195,750 restricted shares on January 17, 2014 valued at $191,800 with vesting on the earlier of start of construction or December 31, 2015. Mr. Cherry was granted 182,706 restricted shares on June 21, 2012 valued at $160,416 with 91,353 vesting on SDEIS publication and 91,353 vesting on EIS publication. Mr. Cherry was granted 45,676 restricted shares on January 7, 2013 valued at $42,022 with vesting on the earlier of permit issuance or December 31, 2014.

Mr. Newby was granted 101,786 unrestricted shares on January 17, 2014 valued at $99,700 and 76,339 restricted shares on January 17, 2014 valued at $74,800 with vesting on the earlier of start of construction or December 31, 2015. Mr. Newby was granted 35,000 restricted shares on January 7, 2013 valued at $32,200 with vesting on the earlier of permit issuance or December 31, 2014. Mr. Newby was granted 45,000 restricted shares on March 10, 2011 valued at $91,800 with 22,500 vesting on permit issuance and 22,500 vesting on commencement of commercial production.

Mr. Scipioni was granted 23,810 restricted shares on January 17, 2014 valued at $23,300 with vesting on the earlier of start of construction or December 31, 2015. Mr. Scipioni was granted 15,000 restricted shares on January 7, 2013 valued at $13,800 with vesting on the earlier of permit issuance or December 31, 2014. Mr. Scipioni was granted 30,000 restricted shares on March 10, 2011 valued at $61,200 with 15,000 vesting on permit issuance and 15,000 vesting on commencement of commercial production.

Mr. Moore was granted 74,294 unrestricted shares on January 17, 2014 valued at $72,800 and 55,720 restricted shares on January 17, 2014 valued at $54,600 with vesting on the earlier of start of construction or December 31, 2015. Mr. Moore was granted 30,000 restricted shares on January 7, 2013 valued at $27,600 with vesting on the earlier of permit issuance or December 31, 2014.

(4)	The fair value of each option is estimated as at the date of grant using the Black-Scholes pricing model.

Mr. Cherry was granted 2,500,000 stock options on June 21, 2012 with 833,334 vesting immediately, 833,333 vesting on SDEIS publication and 833,333 vesting on permit issuance. These options expire July 21, 2022 and have an exercise price of $0.88. The fair value of $938,250 was determined using the following key assumptions: risk free interest rate of 0.41%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 67.49%, and estimated life of 2.75 years. On January 17, 2014, Mr. Cherry was granted 562,000 stock options with immediate vesting. These options expire January 17, 2024 and have an exercise price of $0.98. The fair value of $164,400 was determined using the following key assumptions: risk free interest rate of 0.41%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.76%, and estimated life of 1.62 years.

Mr. Newby was granted 200,000 stock options on March 8, 2012 with immediate vesting. These options expire March 8, 2022 and have an exercise price of $1.19. The fair value of $112,600 was determined using the following key assumptions: risk free interest rate of 0.44%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 72.65%, and estimated life of 3.00 years. Mr Newby was granted 100,000 stock options on January 7, 2013 with immediate vesting. These options expire January 7, 2023 and have an exercise price of $0.92. The fair value of $34,400 was determined using the following key assumptions: risk free interest rate of 0.27%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 64.60%, and estimated life of 2.25 years. On January 17, 2014, Mr. Newby was granted 219,000 stock options with immediate vesting. These options expire January 17, 2024 and have an exercise price of $0.98. The fair value of $64,100 was determined using the following key assumptions: risk free interest rate of 0.41%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.76%, and estimated life of 1.62 years.

Mr. Moore was granted 160,000 stock options on January 17, 2014 with immediate vesting. These options expire January 17, 2024 and have an exercise price of $0.98. The fair value of $46,800 was determined using the following key assumptions: risk free interest rate of 0.41%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.76%, and estimated life of 1.62 years.

(5)	Balances represent Company contributions under 401K pension plan.

Option/SAR Repricing

     During the financial year ended January 31, 2014, any options or freestanding SARs held by our NEO’s were repriced downward due to the anti-dilution provisions contained in the US$60.5 million rights offering that completed on July 5, 2013. All NEO’s and option holders as at July 5, 2013 received a 13.29% reduction of their original exercise price. Any holders of restricted stock units as of July 5, 2013 received an increase of 15.01% of units held.

Incentive Plan Awards

     PolyMet employs two forms of incentive plans to award its employees for individual and company performance, namely the Omnibus Plan and Share Bonus Plan, both of which are described in detail below.

     Our long-term equity incentive awards are intended to focus management’s attention on long-term growth in shareholder value and stock price appreciation. Long term equity incentive awards are also key components or our ability to attract and retain key executive officers.

Omnibus Plan

     PolyMet’s executive compensation plan, the Omnibus Plan, was approved by our shareholders at the 2007 Annual and Special Meeting held on June 27, 2007, reapproved by our shareholders at the 2010 Annual General and Special Meeting held on July 7, 2010 and further amended and reapproved by our shareholders at the 2012 Annual General and Special Meeting held on July 10, 2012 and is administered by the Compensation Committee. The maximum number of Common Shares issuable under the Omnibus Plan may not at any time exceed 10% of the Common Shares issued and outstanding on the grant date plus 2,500,000 common shares pursuant to an exemption under Section 613(c) of the Toronto Stock Exchange Company Manual. 3,640,000 Common Shares remain reserved for issuance under PolyMet’s existing Share Bonus Plan, and are reserved for issuance under all other stock based compensation arrangements.

     Our Omnibus Plan provides the flexibility to issue many types of long-term incentive awards. Stock options are rights to purchase a specified number of shares of PolyMet at a pre-determined exercise price. Because the exercise price of a stock option is fixed, a stock option becomes more valuable as the price of our shares increase. Thus, stock option grants focus management’s attention on long-term growth in shareholder value and share price appreciation. Stock options also are a valuable retention tool because our stock option grants typically become exercisable (or vest) over a period of time and, with limited exceptions, unvested stock options are forfeited if the recipient’s employment with PolyMet terminates.

     Our Compensation Committee is responsible, in accordance with the terms of our Omnibus Plan and applicable laws and regulations, for the grant and amendment of options granted to our NEO’s (excluding any grant of options to our Chief Executive Officer, which our Board approves). Previous grants of options are not taken into account when considering new grants.

General Provisions of the Omnibus Plan

     The following is a summary of important provisions of the Omnibus Plan.

     Purpose. The purpose of the Omnibus Plan is to promote PolyMet’s interests and long-term success by providing directors, officers, employees and consultants with greater incentive to further develop and promote PolyMet’s business and financial success, to further the identity of interest of persons to whom Awards (as defined in the Omnibus Plan) may be granted with those of the shareholders generally through a proprietary ownership interest in PolyMet, and to assist PolyMet in attracting, retaining and motivating its directors, officers, employees and consultants.

     Eligible Participants. Under the Omnibus Plan, the board can, at any time, appoint a committee (the “Compensation Committee”) to oversee the administration of the Omnibus Plan. The Compensation Committee can, from time to time, recommend Awards to any director, officer, employee or any individual, company or other person engaged to provide ongoing valuable services to PolyMet (a “Consultant”), or to a person otherwise approved by the Compensation Committee (any such person or company is called an “Eligible Person”).

     Number of Securities Issued or Issuable. The maximum number of Common Shares issuable under the Omnibus Plan will be 10% of all issued and outstanding Common Shares; of which 3,640,000 Common Shares are reserved for issuance as Bonus Shares, and a further 2,500,000 common shares are reserved for issuance pursuant to an exemption under Section 613(c) of the Toronto Stock Exchange Company Manual.

     For purposes of the above, if an Award entitles the holder to receive or purchase Common Shares, the number of Common Shares covered by such Award or to which such Award relates will be counted on the date of grant of such Award against the aggregate number of Common Shares available for granting Awards under the Omnibus Plan. Every Common Share subject to an Award that is an option or a stock appreciation right will be counted against the limit as one (1) Common Share.

     Any Common Shares that are used by a Participant (as defined below) as full or partial payment to PolyMet of the purchase price relating to an Award will again be available for granting Awards under the Omnibus Plan. If an outstanding Award for any reason expires or is terminated or cancelled without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by PolyMet for an amount not greater than the Participant’s purchase price, the Common Shares will again be available for issuance under the Omnibus Plan. Common Shares will not be deemed to have been issued pursuant to the Omnibus Plan with respect to any portion of an Award that is settled in cash.

     Maximum Grant to Insiders or any one Participant. The aggregate number of Common Shares issuable to all persons to whom Awards have been granted under the Omnibus Plan (a “Participant”) that are insiders, pursuant to the Omnibus Plan or issuable in any one year period to persons that are insiders, when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 10% of the total number of outstanding Common Shares (on a non-diluted basis) excluding Common Shares that may be issued as Performance Awards (which include, for greater certainty, those Common Shares issuable under PolyMet’s existing Share Bonus Plan). The maximum number of Common Shares issuable to any one Participant pursuant to this Plan within any one year period shall not, in aggregate, exceed 5% of the total number of outstanding Common Shares.

     Maximum Grant to Independent Directors. The aggregate number of Common Shares issuable to any one Participant that is an independent director of PolyMet, pursuant to the Omnibus Plan or when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 1% of the total number of outstanding Common Shares (on a non-diluted basis), excluding Common Shares reserved for issuance to such Participant at a time when such Participant was not an independent director of PolyMet and excluding Common Shares that may be issued under PolyMet’s existing Bonus Plan.

     Maximum Grant to Any One Participant. Subject to the restrictions set forth under “Maximum Grant to Insiders” and “Maximum Grant to Independent Directors” the aggregate number of Common Shares issuable to any one Participant, pursuant to the Omnibus Plan in any fiscal year of PolyMet or when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 1.5 million Common Shares, subject to adjustment as provided in the Omnibus Plan.

     Notwithstanding any other granting provision, the aggregate number of Common Shares issuable under the Omnibus Plan for U.S. Qualified Incentive Stock Options is equal to the maximum number of Common Shares subject to the Omnibus Plan, and for greater certainty cannot exceed 25 million Common Shares, subject to adjustment provisions in the Omnibus Plan and subject to the provisions of section 422 and 424 of the U.S. Internal Revenue Code.

     Exercise Price of Options. The exercise price per Common Share for options is fixed by the Compensation Committee. Pursuant to the Omnibus Plan Amendment Resolution, under no circumstances can the exercise price at the time of grant be less than the closing United States dollar trading price of the Common Shares on the NYSE MKT (formerly the NYSE Amex Stock Exchange) on the previous day of the date of grant.

     In addition, if any Participant who is a citizen or resident of the U.S. to whom an “incentive stock option” for the purposes of section 422 of the U.S. Internal Revenue Code (a “U.S. Qualified Incentive Stock Option”) is to be granted under the Omnibus Plan, and at the time of the grant the Participant is an owner of shares possessing more than 10% of the total combined voting power of all classes of the Common Shares, then special provisions will be applicable to the U.S. Qualified Incentive Stock Option granted to such individual. These special provisions applicable only to U.S. Qualified Incentive Stock Options will be: (a) the exercise price (per Common Share) cannot be less than 110% of the fair market value of one Common Share at the time of grant; and (b) the option exercise period cannot exceed five years from the date of grant.

     Vesting of Options. Vesting is at the discretion of the Compensation Committee. However, if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date without cause, or a change of control of PolyMet occurs then all unvested Options will vest on the date of termination or change of control, as the case may be.

     Term of Options. The term of options granted will be determined by the Compensation Committee and specified in the option agreement pursuant to which such option is granted, provided that the date cannot be later than the earlier of (i) the date which is the 10th anniversary of the date on which such option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject. In addition, the term of the options will be extended if the expiry date occurs during or within nine business days following the end of a blackout period (the interval of time during which PolyMet determines that one or more Participants cannot trade any securities because they may be in possession of undisclosed material information). In such circumstances, the options will be extended to the date, which is ten business days following the end of the blackout period. No U.S. Qualified Incentive Stock Option can be granted more than ten years after the earlier of (a) the date on which the Omnibus Plan was adopted by the Board; or (b) the date on which the Omnibus Plan was approved by PolyMet’s Shareholders.

     Exercise of Options. Options may be exercised by a Participant: (i) upon payment of the exercise price; (ii) by arrangements made between PolyMet and a broker chosen by the Participant by which the broker pays PolyMet the exercise price of the Options that are exercised upon the sale of the Common Shares issued upon the exercise of the Options; or (iii) with the approval of the Compensation Committee, at the election of the Participant, by payment by PolyMet to the Participant of an amount equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option or by the issue of Common Shares to the Participant having a Market Price equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option.

     Stock Appreciation Rights. The Compensation Committee is authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms and conditions of the Omnibus Plan. For Stock Appreciation Rights granted under the Omnibus Plan, the Participant, upon exercise of the Stock Appreciation Right, has the right to receive, as determined by the Compensation Committee, cash or a number of Common Shares equal to the excess of: (a) the Market Price of one Common Share on the date of exercise (or, if the Compensation Committee so determines at any time during a specified period before or after the date of exercise), and; (b) the grant price of the Stock Appreciation Right as determined by the Compensation Committee, which grant price cannot be less than 100% of the Market Price of one Common Share on the date of grant of the Stock Appreciation Right.

     The term of the Stock Appreciation Right granted will be determined by the Compensation Committee and specified in the Award agreement pursuant to which such Stock Appreciation Right is granted, provided that the date cannot be later than the earlier of (i) the date which is the 7th anniversary of the date on which such Stock Appreciation Right is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject.

     Restricted Stock. The Compensation Committee is authorized to grant Restricted Stock to Eligible Persons under the Omnibus Plan. The Common Shares of restricted stock will be subject to such restrictions as the Compensation Committee may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such instalments or otherwise as the Compensation Committee determines.

     Restricted Stock Unit. The Compensation Committee is authorized to grant Restricted Stock Units to Eligible Persons under the Omnibus Plan. A Restricted Stock Unit Award will be subject to a Restricted Stock Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Omnibus Plan, as the Compensation Committee determines.

     Performance Awards. The Compensation Committee is authorized to grant Performance Awards to Eligible Persons under the Omnibus Plan. A Performance Award granted under the Omnibus Plan (i) may be denominated or payable in cash, Common Shares (including, without limitation, Restricted Stock and Restricted Stock Units), other securities, other Awards or other property, and (ii) will confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Compensation Committee establishes. Subject to the terms of the Omnibus Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of the Performance Award will be determined by the Compensation Committee.

     Other Stock-Based Awards. The Compensation Committee is authorized to grant to an Eligible Person, subject to the terms of the Omnibus Plan, such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Omnibus Plan.

     Termination of Options. Except as may be determined by the Compensation Committee or the board of directors; (i) if a Participant resigns or a Participant’s contract as a consultant terminates at its normal termination date, then all Options granted to such Participant expire 30 days after the date of resignation or termination; (ii) if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a Consultant is terminated by PolyMet before its normal termination date without cause, then the Option will expire 180 days after the date of termination; (iii) if a Participant’s employment is terminated by PolyMet for cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date for cause, then the Option will expire on the eighth day following the date of termination; (iv) if a Participant’s contract as a consultant is frustrated before its normal termination date due to permanent disability, then the Option will expire 180 days after the date of frustration; (v) if a Participant’s employment ceases due to permanent disability, then the Option will continue to become exercisable until the Expiry Date; (vi) if a Participant retires upon attaining the mandatory or early retirement age established by the PolyMet from time to time, then the Option will expire on the Expiry Date; and (vii) if a Participant dies, then the Option will continue to become exercisable during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date.

     Termination of Stock Appreciation Rights. Stock Appreciation Rights will terminate on the earlier of the date determined by the Compensation Committee and specified in the award agreement or the seventh anniversary from the date granted. However, if a Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or termination of the Participant for cause, the Stock Appreciation Rights will terminate on the date which is 180 days following the date of termination of the Participant’s directorship, active employment or active engagement, as applicable, with PolyMet, or such earlier or later date as the Compensation Committee may determine but no later than the Expiry Date. If the Participant is terminated as a director, officer, employee or consultant of PolyMet for cause, Stock Appreciation Rights will terminate on the date of notice of such termination, specifically without regard to any period of reasonable notice or any salary continuance. If a Participant dies, then the Stock Appreciation Rights will continue to become exercisable during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date.

     Change in Status. A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.

     Assignability. Awards granted under the Omnibus Plan are non-transferable and non-assignable to anyone other than to a “permitted assign” as defined in the Omnibus Plan.

     Procedure for Amending. The Compensation Committee has the right at any time to amend the Omnibus Plan or any Award agreement under the Omnibus Plan provided that shareholder approval has been obtained by ordinary resolution, including any amendment that would: (i) increase the number of Common Shares, or rolling maximum percentage, reserved for issuance under the Omnibus Plan; (ii) reduce the exercise price per Common Share under any option or Stock Appreciation Right or cancel any option or Stock Appreciation Right and replace such option or Stock Appreciation Right with an option or Stock Appreciation Right with a lower exercise price per Common Share; (iii) extend the term of an Award beyond its original expiry time; (iv) increase the limit on the participation by independent directors in the Omnibus Plan; or (v) permit an Award to be transferable or assignable to any person other than in accordance with the Omnibus Plan.

     Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including the Stock Exchanges), amendments to vesting provisions of option agreements, amendments to the expiry date of options so long as such amendments do not extend options past the original date of expiration, and any amendments which provide for a cashless exercise feature with respect to an option so long as the feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Omnibus Plan.

     Financial Assistance. PolyMet does not provide financial assistance to Participants to facilitate the purchase of Common Shares upon the exercise of options granted under the Omnibus Plan. However, there may be certain financial assistance provided by PolyMet for other types of Awards, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over PolyMet.

     Other Material Information. Appropriate adjustments to the Omnibus Plan and to Awards granted thereunder are to be made to give effect to adjustments in the number and type of Common Shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions, or reclassifications of Common Shares, payment of stock dividends or other changes in PolyMet’s capital. In the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results in a change of control, the Compensation Committee will, in an appropriate and equitable manner: (i) determine the purchase price or exercise price with respect to any Award, provided, however, that the number of Common Shares covered by any Award or to which such Award relates is always a whole number; or (ii) determine the manner in which all unexercised option rights granted under the Omnibus Plan will be treated; (iii) offer any Participant the opportunity to obtain a new or replacement option over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the exercise price (and otherwise substantially upon the terms of the option being replaced, or upon terms no less favourable to the Participant); or (iv) commute for or into any other security or any other property or cash, any option that is still capable of being exercised, upon giving to the Participant to whom the Award has been granted at least 30 days written notice of its intention to commute the option, and during such period of notice, the option, to the extent it has not been exercised, can be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the option will lapse and be cancelled.

     Control Change and Going Private Transaction. In addition to the foregoing, in the event of a transaction that, if completed could result in a change of control (including a take over bid), a Participant may exercise all Options granted to the Participant, but only for the purposes of participating in such transaction. In the event all of the equity interests in PolyMet are acquired without the substitution of an equivalent equity interest (a “going private transaction”), PolyMet may terminate the Options at the time of and subject to the completion of such going private transaction by giving at least 10 days prior written notice of such termination to the Participant and paying to the Participant at the time of completion of such going private transaction an amount equal to the fair value of such Option as determined by a recognized investment dealer in Canada as selected by the Compensation Committee for this purpose.

Share Bonus Plan

     In 2003, PolyMet established the Share Bonus Plan for its directors and key employees and consultants (the “Key Employees”). The directors and Key Employees are collectively referred to as the “Share Bonus Plan Participants”. The Share Bonus Plan provides for our Common Shares to be issued to the Share Bonus Plan Participants upon PolyMet reaching certain identifiable milestones in its business plan, and is intended to reward the Share Bonus Plan Participants for their unique expertise and experience in achieving these milestones. Our board of directors is of the view that, from a corporate governance perspective, it is more appropriate to provide a reward mechanism of this nature than to provide incentives to its Key Employees exclusively in the form of incentive stock options or other awards granted under the Omnibus Plan, since our share price can vary in accordance with a range of external factors not related to the performance of management and its Key Employees.

     The Share Bonus Plan was initially adopted by our board of directors on November 5, 2003, at which time the market price of our shares was $0.19 per share. The Share Bonus Plan was approved by 98.42% of our disinterested shareholders at our Annual General and Special Meeting held on May 28, 2004.

     On November 4, 2004, PolyMet adopted, and the shareholders approved, revisions to the existing Share Bonus Plan which limited the aggregate number of shares that may be issued under the Share Bonus Plan and PolyMet’s Incentive Stock Option plan to not more than 20% of our issued shares from time to time. As a result, at that time, the number of shares issuable under the Share Bonus Plan was limited to Milestones l and 2, for an aggregate number of 2,890,000 Common Shares. Milestone 1 and Milestone 2 have been reached and the 2,890,000 shares issuable upon the achievement of Milestone 1 and Milestone 2 have been issued.

     At our Annual General and Special Meeting held on June 21, 2006, 98.82% of our disinterested shareholders approved the issue of a total of 2,350,000 shares to the Share Bonus Plan Participants upon the attainment of Milestone 3 - completion of a bankable feasibility study which indicates that production from our NorthMet Property is commercially feasible. Milestone 3 was met on October 24, 2006 and the 2,350,000 shares issuable upon the achievement of Milestone 3 have been issued.

     At our Annual General and Special Meeting held on June 27, 2007, 97.83% of our disinterested shareholders approved PolyMet’s Omnibus Plan. The Omnibus Plan provided for the issuance of a total of 5,940,000 common shares under the Share Bonus Plan, of which 3,640,000 common shares remain to be issued upon achievement of Milestone 4.

     At our Annual General and Special Meeting held on June 17, 2008, 84.13% of our disinterested shareholders approved the issuance of 3,640,000 shares of PolyMet under the Share Bonus Plan upon PolyMet reaching Milestone 4 – commencement of commercial production for our NorthMet Property.

Outstanding Share-Based Awards and Option-Based Awards

     The following table provides a summary of outstanding share-based awards and option-based awards as at January 31, 2014 for our NEO’s:

Table on Outstanding share-based awards and option-based awards

		Option-based Awards					Share-based Awards

									Market or
							Number of		payout value
	Number of securities					Value of	shares or		of share-based
	underlying unexercised		Option			unexercised	units		awards that
	options (#)		exercise	Option		in-the-money	of shares		have not
			price	expiration		options	that have not		vested
Name	Unvested	Vested	($)	date		(US$)(1)	vested (#)(2)		(US$)

Jonathan Cherry	833,333	1,666,667	U$0.7613	Jun. 21, 2022		$796,750	332,779	(4)	$359,401
President and CEO	Nil	562,000	U$0.9800	Jan. 17, 2024		$56,200

Douglas Newby	Nil	210,000	C$1.1793	Sept. 19, 2015		$5,227	156,339	(4)	$168,846
CFO	Nil	100,000	C$0.9972	Dec. 5, 2015		$18,780
	Nil	500,000	C$2.3932	Mar. 20, 2016	$	Nil
	Nil	200,000	U$1.0318	Mar. 8, 2022		$9,640
	Nil	100,000	U$0.7977	Jan. 7. 2023		$28,230
	Nil	219,000	U$0.9800	Jan. 17, 2024		$21,900
Joseph Scipioni	Nil	200,000	C$2.5753	Jun. 19, 2016	$	Nil	408,810	(3)	$441,515
COO	Nil	300,000	C$2.8614	Jan. 5, 2017	$	Nil
	250,000	Nil	U$2.5319	Mar. 12, 2017	$	Nil
	100,000	Nil	U$2.3585	Feb. 15, 2018	$	Nil
	Nil	200,000	U$0.7110	Feb. 17, 2019		$73,800

Bradley Moore	100,000	200,000	U$1.8816	Jan. 25, 2021	$	Nil	85,720	(4)	$92,578
Executive Vice	Nil	100,000	U$1.0318	Mar. 8, 2022		$4,820
President,
Environmental and	Nil	160,000	U$0.9800	Jan. 17, 2024		$16,000
Governmental Affairs

Notes:

(1)	Represents the cumulative value of unexercised in-the-money options at January 31, 2014 for each NEO.

(2)	Represents Milestone 4 of the Share Bonus Plan, Restricted Stock, and Restricted Stock Units.

(3)	Includes Milestone 4 of the Share Bonus Plan (340,000 common shares), 45,000 Restricted Stock, and 23,810 Restricted Stock Units.

(4)	Represents Restricted Stock and Restricted Stock Units only.

     The following table represents the aggregate dollar value that would have been realized if the stock options under the option based award had been exercised on the vesting date by taking the difference between the market price of the common shares of the Company and the exercise price of the stock options under the option based award on the vesting date:

Table on Incentive plan awards - value vested or earned during the year

Non-equity incentive plan
	Option-based awards - Value	Share-based awards -Value	compensation -Value earned
	vested during the year	vested during the year	during the year
Name	($)	($)	($)

Jonathan Cherry	$ 157,250	$ 86,785	Nil
President and CEO

Douglas Newby	Nil	Nil	Nil
CFO

Joseph Scipioni	Nil	Nil	Nil
COO

Bradley Moore	Nil	Nil	Nil
Executive Vice
President,
Environmental and
Governmental Affairs

Securities Authorized for Issuance Under Equity Compensation Plans

     The following table provides an aggregate summary of information with respect to our compensation plans under which our equity securities are authorized for issuance in effect as of January 31, 2014:

			Number of securities
			remaining available for
			future issuance under equity
	Number of securities to be		compensation plans
	issued upon exercise of	Weighted-average exercise	(excluding securities reflected
	outstanding options and	price of outstanding options	in first column) under
	rights under compensation	and rights under compensation	compensation plans as at
Plan Category	plans as at January 31, 2014	plans as at January 31, 2014	January 31, 2014 (4)

Equity compensation plans approved by securityholders (1)	17,155,981	$1.42	6,761,558

Equity compensation plans approved by securityholders (2)	3,640,000	N/A	Nil

Equity compensation plans not approved by securityholders (3)	2,500,000	$ 0.76	Nil

Total	23,295,981	N/A	6,761,558

Notes:

(1)	Includes the Omnibus Plan.

(2)	Includes the Share Bonus Plan.

(3)

On June 21, 2012, Mr. Cherry was granted 2,500,000 options exercisable at a price of US$0.878 per share until June 21, 2022 pursuant to the exception under section 613(c) of the TSX Company Manual. 833,334 options vested on June 21, 2012, 833,333 options vested December 6, 2013; and 833,333 options will vest upon receipt of permits needed to commence construction of the NorthMet Project.

(4)

Based on 10% of the Corporation’s issued and outstanding shares as at January 31, 2014 less options, bonus shares, restricted shares and restricted share units outstanding as at January 31, 2014. 2,500,000 options are excluded pursuant to the exception under section 613(c) of the TSX Company Manual.

Remuneration of Directors

     The following table sets forth all annual compensation paid to directors of PolyMet during the year ended January 31, 2014, other than Mr. Jonathan Cherry whose compensation as a director is fully reflected in the summary compensation table for NEO’s.

Name	Fees Earned ($)	Option Awards (#)	Option Awards ($)(1)	Share- based Awards ($)	All other Compensation ($)	Total ($)
Dr. David Dreisinger	40,000	300,000	88,300 (2)	27,700	Nil	156,000
W. Ian L. Forrest	50,000	300,000	88,300 (3)	351,700	Nil	490,000
Alan R. Hodnik	40,000	300,000	88,300 (4)	27,700	Nil	156,000
William Murray	40,000	300,000	88,300 (5)	27,700	Nil	156,000
Stephen Rowland	40,000	500,000	143,700 (6)	27,700	Nil	211,400
Michael M. Sill	40,000	300,000	88,300 (7)	27,700	Nil	156,000
Frank L. Sims	40,000	300,000	88,300 (8)	27,700	Nil	156,000

Notes:

(1)	The fair value of each option is estimated as at the date of grant using the Black-Scholes pricing model.

(2)

Dr. Dreisinger was granted 300,000 stock options on December 16, 2013 with immediate vesting. These options expire December 16, 2023 and have an exercise price of $0.9800. The fair value of $88,300 was determined using the following key assumptions: risk free interest rate of 0.34%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 60.44%, and estimated life of 1.71 years.

(3)

Mr. Forrest was granted 300,000 stock options on December 16, 2013 with immediate vesting. These options expire December 16, 2023 and have an exercise price of $0.9800. The fair value of $88,300 was determined using the following key assumptions: risk free interest rate of 0.34% expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 60.44% and estimated life of 1.71 years.

(4)

Mr. Hodnik was granted 300,000 stock options on December 16, 2013 with immediate vesting. These options expire December 16, 2023 and have an exercise price of $0.9800. The fair value of $88,300 was determined using the following key assumptions: risk free interest rate of 0.34% expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 60.44%, and estimated life of 1.71 years.

(5)

Mr. Murray was granted 300,000 stock options on December 16, 2013 with immediate vesting. These options expire December 16, 2023 and have an exercise price of $0.9800. The fair value of $88,300 was determined using the following key assumptions: risk free interest rate of 0.34%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 60.44%, and estimated life of 1.71 years.

(6)

Mr. Rowland was granted 300,000 stock options on December 16, 2013 with immediate vesting. These options expire December 16, 2023 and have an exercise price of $0.9800. The fair value of $88,300 was determined using the following key assumptions: risk free interest rate of 0.34%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 60.44%, and estimated life of 1.71 years. Mr. Rowland was granted 200,000 stock options on January 9, 2014 with immediate vesting. These options expire January 9, 2024 and have an exercise price of $0.9300. The fair value of $55,400 was determined using the following key assumptions: risk free interest rate of 0.44% expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.84%, and estimated life of 1.64 years.

(7)

Mr. Sill was granted 300,000 stock options on December 16, 2013 with immediate vesting. These options expire December 16, 2023 and have an exercise price of $0.9800. The fair value of $88,300 was determined using the following key assumptions: risk free interest rate of 0.34%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 60.44%, and estimated life of 1.71 years.

(8)

Mr. Sims was granted 300,000 stock options on December 16, 2013 with immediate vesting. These options expire December 16, 2023 and have an exercise price of $0.9800. The fair value of $88,300 was determined using the following key assumptions: risk free interest rate of 0.34%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 60.44%, and estimated life of 1.71 years.

Employment Contracts, Termination of Employment and Change in Control Agreements

     We believe that severance and change of control benefits are necessary in order to attract and retain high calibre executive talent.

     PolyMet has amended and restated the executive employment agreements with each of our NEO’s. The following is a summary of the executive employment agreements entered into with our NEO’s, including payments to be made by us to each of the NEO’s in the event of their resignation, retirement or other termination of employment or a change of control of us or any of our subsidiaries.

     With respect to change in control benefits, we provide compensation if an NEO is terminated in connection with a change of control transaction on a “double trigger” basis, meaning that before such executive can receive compensation: (i) a change in control must occur; and (ii) within 90 days of such change of control, the NEO’s employment must be terminated for good reason or without cause. Change of control benefits are granted to motivate our NEO’s to act in the best interests of our shareholders by removing the distraction of post-change of control uncertainties faced by executive officers with regard to their continued employment and compensation. We believe that the “double trigger” change of control compensation is consistent with market practices and is attractive in maintaining continuity and retention of key management personnel.

     Jonathan Cherry is our President and Chief Executive Officer. Mr. Cherry is entitled to an annual salary of US$350,000 plus an annual cash bonus as determined by our Compensation Committee in its sole discretion. Our agreement with Mr. Cherry also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 50 miles of any location worldwide in which we have engaged in business). The termination payment is equal to 2.99 times the highest annual salary based on the highest monthly salary during the previous 36 months, pro rata bonus using the highest annual bonus during the previous two years or average annual bonus during the previous three years, and health insurance benefits.

     Douglas Newby is our Chief Financial Officer. Mr. Newby is entitled to an annual salary of US$250,000 plus an annual cash bonus as determined by our Compensation Committee in its sole discretion. In addition, Mr. Newby is entitled to a bonus of not less than US$100,000 upon our obtaining and approving a commitment for senior construction financing. Our agreement with Mr. Newby also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 500 kilometers of any mineral property in which we have an interest). The termination payment is equal to 3.00 times the highest annual salary based on the highest monthly salary during the previous 36 months, 3.00 times the highest annual bonus during the previous two years or average annual bonus during the previous three years (excluding the financing bonus), and pension and health insurance benefits.

     Joseph Scipioni, is our Chief Operating Officer, and was our former President and Chief Executive Officer. Mr. Scipioni is entitled to an annual salary of US$200,000 plus an annual cash bonus as determined by our Compensation Committee in its sole discretion. Our agreement with Mr. Scipioni also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 500 kilometers of any mineral property in which we have an interest). The termination payment is equal to 3.00 times the highest annual salary based on the highest monthly salary during the previous 36 months, 3.00 times the highest annual bonus during the previous two years or average annual bonus during the previous three years, and pension and health insurance benefits.

     Bradley Moore is our Executive Vice President, Environmental and Governmental Affairs. Mr. Moore is entitled to an annual salary of US$185,000 plus an annual cash bonus as determined by our Compensation Committee in its sole discretion. Our agreement with Mr. Moore also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 50 kilometers of any mineral property in which we have an interest). The termination payment is equal to 2.00 times the highest annual salary based on the highest monthly salary during the previous 36 months, 2.00 times the highest annual bonus during the previous two years or average annual bonus during the previous three years, and pension and health insurance benefits.

     The following table shows the estimated compensation for salary and cash bonuses where an NEO is terminated without cause, or following a change in control as if the termination occurred on January 31, 2014:

Named Executive Officer	Title	Termination Without Cause	Termination Change in Control
Jonathan Cherry	President and Chief Executive Officer	US $1,050,000	US $1,050,000
Douglas Newby	Chief Financial Officer	US $750,000	US $750,000
Joseph Scipioni	Chief Operating Officer	US $825,000	US $825,000
Bradley Moore	Executive Vice President, Environmental and Governmental Affairs	US $370,000	US $370,000

     Severance benefits are appropriate, particularly with respect to a termination without cause since in that scenario, both PolyMet and the NEO have a mutually agreed upon severance package that is in place prior to any termination event which provides us with certainty and the flexibility to make a changes in executive management if such change is in our shareholders’ best interests.

     Severance and change in control benefits are negotiated and set with regard to the experience level of the individual, the complexity of the position and other relevant market factors.

     PolyMet views the severance and change of control arrangements as an integral part of its NEO retention plans.

STATEMENT ON CORPORATE GOVERNANCE

     On June 30, 2006, National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 - Corporate Governance Guidelines came into force in every province and territory in Canada. In addition, PolyMet is subject to National Instrument 52-110 - Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees and defines the meaning of independence with respect to directors. These reflect current regulatory guidelines of the Canadian Securities Administrators (CSA) as well as certain U.S. initiatives under the Sarbanes-Oxley Act of 2002 and newly adopted corporate governance rules of the NYSE and NASDAQ National Market.

     PolyMet’s Corporate Governance Disclosure in the form required by the Disclosure Instrument is set out in Schedule “B” to this Management Proxy Circular.

     The Common Shares are listed on NYSE MKT (formerly the NYSE Amex). Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of a non-U.S. issuer in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. PolyMet has obtained relief under this provision. Section 123 of the NYSE MKT Company Guide requires a quorum of not less than 33-1/3 of a listed company's shares issued and outstanding entitled to vote at a meeting of shareholders. Under PolyMet’s Articles the quorum for the Meeting is two of our shareholders present in person or by proxy holding or representing more than 5% of our Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     No director, executive officer, proposed nominee for election as a director, nor any of their respective associates or affiliates is or has been at any time since the beginning of the last completed financial year indebted to PolyMet.

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

Indemnification of Directors or Officers

There is no indemnification payable this financial year to directors or officers of PolyMet.

Directors and Officers’ Insurance

     We maintain liability insurance for our directors and officers in the aggregate amount of US$30,000,000. The current annual premium of US$188,625 is paid by us.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     Other than as disclosed herein, we are not aware of any material interest, direct or indirect, involving any director or executive officer or proposed nominee for election as a director or any shareholder who holds more than 10% of our outstanding voting securities, or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of our last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect PolyMet or any of our subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada and in the United States, are specifically incorporated by reference into and form an integral part of this Management Proxy Circular:

  the audited consolidated financial statements of the Company for the fiscal year ended January 31, 2014, together with the notes thereto and the auditors’ report thereon;

  management’s discussion and analysis for the fiscal year ended January 31, 2014; and

  Form 20-F for the fiscal year ended January 31, 2014.

     All documents of the type referred to above and material change reports (other than any confidential material change reports) that are filed by us with a securities commission or any similar authority in Canada or the United States after the date of this Management Proxy Circular and prior to the Meeting will be deemed to be incorporated by reference into this Management Proxy Circular.

     Any statement contained in this Management Proxy Circular or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Management Proxy Circular to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

     The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Management Proxy Circular.

ADDITIONAL INFORMATION

     Additional information relating to PolyMet, including the documents incorporated by reference referred to above, may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov under the company name “PolyMet”. Additional financial information is provided in our audited consolidated financial statements and our MD&A for our most recently completed financial year. Copies of our financial statements and MD&A can be obtained by contacting the Corporate Secretary of PolyMet in writing at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com. Copies of such documents will be provided to shareholders free of charge.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

     Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not now known to us shall properly come before the said Meeting, the Form of Proxy given pursuant to the solicitation by management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL

     The contents and the sending of this Management Proxy Circular have been approved by the board of directors of PolyMet.

      DATED at Toronto, Ontario, as of the 14th day of May, 2014.

By Order of the Board of Directors

signed “Jonathan Cherry”
Director, President & Chief Executive Officer

SCHEDULE “A”

     POLYMET MINING CORP.
ADVANCE NOTICE PROVISIONS

28.	ADVANCE NOTICE PROVISIONS – Nomination of Directors

1.

Nominations of persons for election to the Board may be made at any Annual Meeting of shareholders or at any Special Meeting of shareholders if one of the purposes for which the Special Meeting was called was the election of directors. In order to be eligible for election to the Board at any Annual Meeting or Special Meeting of shareholders, persons must be nominated in accordance with one of the following procedures:

(a)	by or at the direction of the Board or an authorized officer, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”) or a requisition of the shareholders made in accordance with the provisions of the BCA; or

(c)	by any person (a “Nominating Shareholder”):

(i)

who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Article 28 and at the close of business on the record date for notice of such meeting, is entered in the central securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii) who complies with the notice procedures set forth below in this Article 28.

2.	In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must give notice, which is both timely (in accordance with article 28(3) below) and in proper written form (in accordance with Article 28 (4) below) to the Secretary of the Company at the principal executive offices of the Company.

3.	A Nominating Shareholder's notice to the Secretary of the Company will be deemed to be timely if:

(a)

in the case of an Annual Meeting of shareholders, such notice is made not less than 30 nor more than 65 days prior to the date of the Annual Meeting of Shareholders; provided, however, that in the event that the Annual Meeting of Shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the Annual Meeting is made, notice by the Nominating Shareholder is made not later than the close of business on the tenth (10th ) day following the Notice Date; and

(b)

in the case of a Special Meeting (which is not also an Annual Meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes following), not later than the close of business on the fifteenth (15th ) day following the day on which the first public announcement of the date of the Special Meeting of Shareholders was made.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement of this Article 28(3). For greater certainty, the time periods for the giving of notice by a Nominating Shareholder as aforesaid shall, in all cases, be determined based on the original date of the applicable Annual Meeting or Special Meeting, and in no event shall any adjournment or postponement of an Annual Meeting or Special Meeting or the announcement thereof commence a new time period for the giving of such notice.

4.

To be in proper written form, a Nominating Shareholder's notice to the Secretary of the Company must set forth the name, age, business address, residential address and principal occupation or employment of the proposed nominee, and the security holdings of the Company which are controlled or which are owned beneficially or of record by the person. In addition, the notice by the Nominating Shareholder must also disclose any other information relating to the proposed nominee as well as any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below).

5.

The Company may require any proposed nominee to furnish such additional information as may reasonably be requested by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

6.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 28; provided, however, that nothing in this Article 28 shall be deemed to restrict or preclude discussion by a shareholder (as distinct from the nomination of directors) at an Annual Meeting or Special Meeting of any matter that is properly brought before such meeting pursuant to the provisions of the BCA or at the discretion of the Chairman of the meeting. The Chairman of the meeting shall have the power and duty to determine whether any nomination for election of a director was made in accordance with the procedures set forth in this Article 28 and, if any proposed nomination is not in compliance with such procedures, to declare such nomination defective and that it be disregarded.

A-1

7.	For purposes of this Article 28:

(a)	“Annual Meeting” means any annual meeting of Shareholders;
(b)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such laws and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar securities regulatory authority of each province and territory of Canada;

(c)	“Board” means the board of directors of the Company as constituted from time to time;
(d)	“Common Shares” means common shares in the capital of the Company;
(e)	“Nominating Shareholder” has the meaning ascribed to that term in Article 28(1)(c);
(f)	“Notice Date” has the meaning ascribed to that term in Article 28(3)(a);
(g)

“Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com;

(h)	“Shareholder” means a holder of Common Shares; and
(i)	“Special Meeting” means any special meeting of Shareholders if one of the purposes for which such meeting is called is the election of directors.

8.

Notwithstanding any other provision of this Article 28, notice given to the Secretary of the Company pursuant to this Article 28 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Company for purposes of this Article 28), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

A-2

SCHEDULE “B”

     POLYMET MINING CORP. CORPORATE GOVERNANCE DISCLOSURE

CORPORATE GOVERNANCE DISCLOSURE		OUR CORPORATE
REQUIREMENT		GOVERNANCE PRACTICES
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.

As at May 14, 2014, our board of directors have determined that W. Ian L. Forrest, Frank L. Sims, David Dreisinger, Alan R. Hodnik, Michael M. Sill and William Murray are “independent”. Under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices, a director is “independent” if he or she has no direct or indirect material relationship with us that could, in the view of our board of directors, be reasonably expected to interfere with the exercise of that director’s independent judgment. Our board of directors has determined that Jonathan

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Cherry and Stephen Rowland are not independent. Mr. Cherry serves as our President and Chief Executive Officer. Mr. Rowland is an executive of Glencore AG, an insider of PolyMet.
(c)	Disclose whether or not a majority of directors are independent.	A majority of our directors are independent.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Our directors who are directors of other reporting issuers
(or the equivalent) are:
		Name	Reporting Issuer
		Dr. David Dreisinger	Search Minerals, Inc.
		W. Ian L. Forrest	Poros SAS
Georex SA, France
		William Murray	Prospero Silver Corp.
Aura Minerals Inc.
		Frank Sims	Piper Jaffray Companies
South Jersey Industries
(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Our directors hold regularly scheduled meetings around the time of full board meetings at which members of management are not present. Our independent directors meet in person and without management and non- independent directors present, at each in person meeting of the Board and other such other times as the independent directors deem necessary. Other than in person, meetings may also take place formally or informally over the telephone. The independent directors also communicate with each other regularly or electronically by way of e-mail. During the period from February 1, 2013 to January 31, 2014, our independent directors met in person without management and the

CORPORATE GOVERNANCE DISCLOSURE		OUR CORPORATE
REQUIREMENT		GOVERNANCE PRACTICES
non-independent directors four times.
(f)

Disclose whether or not the Chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board, W. Ian L. Forrest is an independent director.

The roles and responsibilities of the Chairman are to provide effective Board leadership, oversee all aspects of the Company’s direction and administration and ensure that the Board carries out its responsibilities effectively and build a healthy corporate governance culture.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record of each of our present directors for all board of directors meetings for the period February 1, 2013 to January 31, 2014 is as follows:
		Name	Attendance
		Dr. David Dreisinger	11/11
		W. Ian L. Forrest	11/11
		Alan Hodnik	7/11
		William Murray	10/11
		Stephen Rowland	10/11
		Jonathan Cherry	11/11
		Michael Sill	10/11
		Frank Sims	9/11
2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board Mandate was approved by the board of directors on January 16, 2008. A copy of the Board Mandate can be found on the Company’s website at www.polymetmining.com.
3.	Position Descriptions
(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The board of directors has developed a written position for the Chair and the Committee Chairs. The Charter of each Committee sets out the responsibilities, duties and authority of all Committee members.

CORPORATE GOVERNANCE DISCLOSURE		OUR CORPORATE
REQUIREMENT		GOVERNANCE PRACTICES
(b)

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The board of directors and the Chief Executive Officer have developed a written position description of the Chief Executive Officer.
4.	Orientation and Continuing Education
(a)	Briefly describe what measures the board takes to orient new directors regarding:	New directors are provided with an information package on PolyMet, which includes mandates of certain board committees, corporate disclosure policy and code of ethics.

(i) the role of the board, its committees and its directors, and
Orientation as to the nature and operation of the issuer’s business occurs through attendance at board strategy sessions and through informal meetings.
(ii) the nature and operation of the issuer’s business.
(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.

W. Ian L. Forrest is a member of the Institute of Chartered Accountants of Scotland and as such undertakes continuing professional development.

Our directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practice and are encouraged and funded to attend seminars that will increase their own and our board of directors’ effectiveness.

The directors were briefed on board duties and responsibilities by corporate counsel following their re- election in July 2013 and are updated by management at each face-to-face board meeting.
5.	Ethical Business Conduct
(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Our board of directors has adopted a written Code of Business Conduct and Ethics, (the “Code”), for its directors, officers and employees.
	(i) disclose how an interested party may obtain a copy of the written code.	A copy of our Code is available on our website at www.polymetmining.com.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and

Our board monitors compliance with the Code through its Audit Committee and our Corporate Secretary. In addition to answering questions or concerns regarding the Code, our Corporate Secretary is responsible for: investigating possible violations of the Code (in conjunction with the Audit Committee) and ensuring that new directors, officers and employees are given a copy of the Code including any referenced policies.

CORPORATE GOVERNANCE DISCLOSURE		OUR CORPORATE
REQUIREMENT		GOVERNANCE PRACTICES

(iii) provide a cross-reference to any material change report(s) filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change reports have been filed by us since February 1, 2013, the beginning of our most recently completed financial year, that pertain to any conduct of a director or executive officer that constitutes a departure from our Code.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Our board of directors takes measures to exercise independent judgment in considering transactions and agreements in respect of which any of our directors or executive officers may have a material interest. Where appropriate, our directors absent themselves from portions of a meeting of our board of directors or of a board committee to allow independent discussion of points in issue.

We comply with the relevant provisions under the Business Corporations Act (British Columbia) dealing with conflict of interest situations. Through directors’ and officers’ questionnaires and other systems, we gather and monitor relevant information in relation to potential conflicts of interest a director or officer may have.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Our board evaluates and ensures the integrity of the Chief Executive Officer and other executive officers, and ensures that the Chief Executive Officer and other executive officers create a culture of integrity and conduct themselves in an ethical manner and in compliance with applicable laws and rules, audit and accounting principles, and our governing policies.

Our board reviews, adopts, and confirms distribution of, the Code and other governing policies, as applicable.

Our directors, officers and employees are reminded on an annual basis that they are responsible for reading, understanding and complying with the Code and related policies and, in the case of directors, also with the Board Mandate.

6.	Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination.

Our Nominating and Corporate Governance Committee has the primary responsibility for identifying, evaluating, reviewing and recommending qualified candidates to serve on our board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements.

In making its recommendations to our board of director nominees, the Nominating and Corporate Governance Committee considers what competencies and skills our board as a whole should possess, it assesses what competencies and skills each existing director possesses, and then it assesses what competencies and skills each nominee will bring to our board and whether such nominee is independent and can devote sufficient time and resources to his or her duties as a board member.

CORPORATE GOVERNANCE DISCLOSURE		OUR CORPORATE
REQUIREMENT		GOVERNANCE PRACTICES
(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

Our Nominating and Corporate Governance Committee is composed of a majority of independent directors. The members of the Nominating and Corporate Governance Committee are Dr. David Dreisinger, W. Ian L. Forrest, Alan R. Hodnik, Stephen Rowland and Frank Sims. All members are independent except for Stephen Rowland.

The Nominating and Corporate Governance Committee provides our board with recommendations of each nominee and specify qualifications, including personal qualities, characteristics, skills, experience, accomplishments, reputation, current knowledge in the countries and communities in which we operate business, as well as consider the ability to commit adequate time and resources to the Company. Though Mr. Rowland is not independent as he is an executive of our largest shareholder, Mr. Rowland is able to remain objective in the nominating process by abstaining from certain decisions made in the process where the Committee feels a potential conflict may arise.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee Charter was originally approved by the board of directors on January 16, 2008. An updated charter was approved by the board of directors on November 3, 2010. A copy of the Nominating and Corporate Governance Committee Charter can be found on our website at www.polymetmining.com. The Nominating and Corporate Governance Committee has full access to our books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

7.	Compensation
(a)	Describe the process by which the board determines the compensation for your company’s directors and officers.

Compensation for directors and officers is determined by our Compensation Committee. In determining compensation for our directors, the Compensation Committee internally reviews director compensation paid by companies with a comparable profile to us. In determining compensation for officers, the Compensation Committee utilizes the process described in our Management Proxy Circular under the heading “Statement of Executive Compensation - Objectives Executive Compensation”.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Our Compensation Committee is composed of independent directors. The members of the Committee are W. Ian L. Forrest, Alan R. Hodnik and Frank Sims.

The Compensation Committee provides our board with recommendations regarding the appointment, performance, succession and remuneration of officers; succession and leadership plans, remunerations and compensation policies.

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(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee Charter was originally approved by the board of directors on January 16, 2008. A copy of the Compensation Committee Charter can be found on our website at www.polymetmining.com.

The Compensation Committee has full access to our books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Compensation consultant, The Human Well, has been retained since August, 2012 to assist the Compensation Committee and board of directors in determining salaries, director compensation, cash incentives and share based incentives and to assess the effectiveness of PolyMet’s incentive plans in contributing to corporate performance. The Human Well will continue to provide PolyMet with these similar compensation consulting services for the current fiscal year.

8.	Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.

We also have a Safety, Health and Environmental Committee and such committee’s Charter was approved by the board of directors on July 11, 2008. A copy of the charter can be found on our website at www.polymetmining.com.

The members of the Committee are Jonathan Cherry, Dr. David Dreisinger, Alan R. Hodnik and Michael M. Sill. The Committee’s purpose is to ensure that PolyMet conducts its activities in a way that will promote sustainable development, protect human life and the preservation of the environment.

We also have a Technical Steering Committee and such committee’s charter was approved by the board of directors on November 7, 2013. A copy of the charter can be found on our website at www.polymetmining.com.

The members of the Committee are Jonathan Cherry, Dr. David Dreisinger, William Murray and Stephen Rowland.

 The Committee’s purpose is to oversee the development of production of PolyMet mining projects. The Committee reviews and assess the mine plan, financial model, project construction and operations.

We also have a Capital Finance Committee and such committee’s charter was approved by the board of directors on November 7, 2013. A copy of the charter

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can be found on our website at www.polymetmining.com.

The members of the Committee are Jonathan Cherry, W. Ian L. Forrest, Michael M. Sill and Frank Sims. The Committee’s purpose is to oversee the financing and use of proceeds related to PolyMet mining projects.

The Committee reviews and assess the capital needs, financing plan, agreement terms, and proceeds usage.

We also have a Business Development and Risk Management Committee and such committee’s charter was approved by the board of directors on November 7, 2013. A copy of the charter can be found on our website at www.polymetmining.com.

The members of the Committee are W. Ian L. Forrest, Alan R. Hodnik and William Murray.

The Committee’s purpose is to oversee the business development as well as the enterprise risk management of PolyMet. The Committee reviews and assesses defensive and offensive strategies. The Committee also reviews and assesses the Company’s processes to manage and control risk, except for risks assigned to other committees of the Board or retained by the Board.

We also have an Audit Committee and such committee’s Charter was approved by the board of directors on November 9, 2012. A copy of the Audit Committee Charter can be found on our website at www.polymetmining.com.

The members of the Audit Committee are W. Ian L. Forrest, Dr. David Dreisinger, Michael M. Sill and Frank Sims.

The Audit Committee’s purpose is to oversee the accounting and financial reporting processes of the Company, the audits of financial statements, internal controls over financial reporting, performance of the independent auditors, including compensation and retention, and to review and assess the Company’s processes to manage and control risk, other than those risks assigned to other committees of the Company.

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9.

Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively.

Our Nominating and Corporate Governance Committee is mandated to ensure that the contributions of board members, committees of the board, and our board as a whole, are reviewed on an annual basis. Additionally, our Nominating and Corporate Governance Committee monitors the quality of the relationship between our management and our board of directors, in order to recommend ways to improve that relationship.